SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ No. 07.526.557/0001-00

NIRE No. 35.300.368.941

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING HELD ON JANUARY 2, 2014

1.      Date, time and venue: On January 2, 2014, starting at 3 p.m., at the headquarters of Ambev S.A. (“Company”), located in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros No. 1,017, 4th floor, Itaim Bibi.

2.       Call Notice: Call notice was published in the “Diário Oficial do Estado de São Paulo”, in the editions of December 5, 6 and 7, 2013, on pages nos. 20, 11 and 10, respectively, and in the newspaper “Valor Econômico”, in the editions of December 5, 6 and 9, 2013, on pages nos. B13, B11 and B8, respectively.

3.      Attendance: Shareholders representing 87.3751% of the total and voting capital stock of the Company, as confirmed by the signatures in the Company’s Shareholders’ Attendance Book. The meeting was also attended by Mr. Victorio Carlos De Marchi, Co-Chairman of the Board of Directors, Messrs. Celso Clemente Giacometti and James Terence Coulter Wright, effective members of the Fiscal Council and by Mr. Daniel Garcia, representative of APSIS Consultoria Empresarial Ltda.

4.      Presiding Board:  Chairman: Victorio Carlos De Marchi; Secretary: Paulo Cezar Aragão.

5.      Resolutions:  The following resolutions were approved by shareholders representing more than 2/3 of the capital stock of the Company, with abstentions and dissensions being duly registered by the presiding board in each case:

5.1.                     To note that the minutes of this Shareholders’ Meeting will be drawn-up in summary form and released with shareholders’ signatures omitted, pursuant to section 130, items 1 and 2, of Brazilian Law No. 6,404/76.

5.2.                     To approve, after examination and discussion, the Protocol and Justification of the Merger of Companhia de Bebidas das Américas - Ambev (CNPJ No. 02.808.708/0001-07) (“Companhia de Bebidas”) with and into the Company, executed by the management teams of the involved companies on December 3, 2013 (“Protocol and Justification I” and “Merger I”, respectively).

5.3.                     To confirm the retention of Apsis Consultoria Empresarial Ltda. (enrolled with the Brazilian National Taxpayer’s Registry under CNPJ No. 27.281.922/0001-70) (the “Specialized Firm”) to prepare a valuation report of Companhia de Bebidas’ net equity, based on its book value, for purposes of section 227 and pursuant to section 8 of Brazilian Law No. 6,404/76 (the “Valuation Report I”).

5.4.                     To approve, after examination and discussion, the Valuation Report I, registering that the Specialized Firm’s attending representative was available to provide all clarifications required in connection with the referred valuation report.

5.5.                     To approve Merger I, pursuant to the Protocol and Justification I.

5.6.                     To note that:

(i)        Merger I will not result in an increase or decrease to the Company’s net equity or capital stock because the net equity of Companhia de Bebidas, a wholly-owned subsidiary of the Company, is already fully reflected in the Company’s net equity, due to the Company’s observance of the equity method of accounting.

(ii)      Because Companhia de Bebidas is a wholly-owned subsidiary of the Company, there are no shareholders, minority or otherwise, in Companhia de Bebidas other than the Company. Therefore, with the liquidation of Companhia de Bebidas, as a result of Merger I, its shares will be cancelled, pursuant to item 1 of section 226 of Law No. 6,404/76, with no issuance of Company shares in consideration for shareholder rights in Companhia de Bebidas. Hence, exchange ratios and withdrawal rights are inapplicable.

(iii)    In order to comply with all applicable legal formalities, the Company also requested the Specialized Firm to prepare a valuation report of Companhia de Bebidas’ and the Company’s net equities, under the same criteria and on the same date, at market prices, for purposes of section 264 of Law 6,404/76 (“Net Equity Valuation Report I”), it being noted that the Specialized Firm’s representative in attendance at the meeting was available to provide all clarifications required in connection with the referred valuation report.

(iv)    The Company’s Fiscal Council issued on December 4, 2013 an opinion favorable to Merger I approved herein.

5.7.                     To approve, after examination and discussion, the Protocol and Justification of the Merger of Ambev Brasil Bebidas S.A. (CNPJ No. 73.082.158/0001-21) (“Ambev Brasil”) with and into the Company, executed by the managers of the involved companies on December 3, 2013 (“Protocol and Justification II” and “Merger II”, respectively).

5.8.                     To confirm the retention of the Specialized Firm to prepare a valuation report of Ambev Brasil net equity, based on its book value, for purposes of section 227 and pursuant to section 8 of Brazilian Law No. 6,404/76 (the “Valuation Report II”).

5.9.                     To approve, after examination and discussion, the Valuation Report II, it being noted that the Specialized Firm’s representative in attendance at the meeting was available to provide all clarifications required in connection with the referred valuation report.

5.10.                 To approve Merger II, pursuant to the Protocol and Justification II, it being noted that, as a result of Merger II, 62,596 new Company common shares will be issued, at an aggregate issuance price of R$156,566.05, to be allocated to the Company’s capital stock, for the benefit of the minority shareholders of Ambev Brasil, in exchange for the common shares in Ambev Brasil held by those minority shareholders, pursuant to an exchange ratio of 1.019657 Ambev Brasil common shares for each new Company new common share, which shall have the same rights and advantages of the Company’s other outstanding common shares and shall fully participate in the Company’s results for the current fiscal year, resulting in the amendment of the main paragraph of article 5 of the Company’s Bylaws in order to reflect the referred capital increase.

5.11.                 To note that:

(i)   The new Company common shares are hereby (i) fully subscribed by the managers of Ambev Brasil, on behalf of its respective shareholders, who as a result become shareholders of the Company; (ii) paid-in upon the merger of the portion of Ambev Brasil’s net equity corresponding to the investment of Ambev Brasil’s minority shareholders in this company; and (iii) delivered, in its totality, to the Ambev Brasil’s minority shareholders, pursuant to an exchange ratio of 1.019657 Ambev Brasil common shares for each new Company common share, pursuant to the Subscription Bulletin executed on this date by the managers of Ambev Brasil.

(ii) Due to Merger I, Ambev Brasil became directly controlled by the Company, as a result of which item 1 of section 226 of Law No. 6,404/76 shall apply: (i) the Ambev Brasil shares held by the Company will be cancelled; and (ii) as there are profits and reserves available for such purpose in the Company, the 48,440 Company shares currently held by Ambev Brasil will be held in the Company’s treasury.

(iii)    In order to comply with all applicable legal formalities, the Company also requested the Specialized Firm to prepare a valuation report of Ambev Brasil’s and Company’s net equities, under the same criteria and on the same date, at market prices, for purposes of section 264 of Law 6,404/76 (“Net Equity Valuation Report II”), it being noted that the Specialized Firm’s representative in attendance at the meeting provided all clarifications required in connection with the referred valuation report.

(iv)    According to the Net Equity Valuation Report II, the valuation resulted in an implicit exchange ratio of 1.096041 Ambev Brasil common shares for each new Company common share. As a result, item 3 of section 264 of Law No. 6,404/76 shall apply to Merger II, and Ambev Brasil shareholders who have not voted in favor of Merger II shall have the right to exercise, within the legal term, their appraisal rights with respect to the Ambev Brasil shares held by such shareholders on December 3, 2013, either (i) at the net worth at book value of the Ambev Brasil shares that on December 31, 2012 corresponded to R$2.861419 for share (notwithstanding the right of Ambev Brasil’s shareholders to request the preparation of a more recent balance sheet (balanço especial)), or (ii) at the value of 1.835073 for share, calculated in accordance with the Net Equity Valuation Report II. The payment of the reimbursement will be made by the Company on a date to be informed by means of a Notice to Shareholders.

(v)      Ambev Brasil’s shareholders will have thirty (30) days to form indivisible shares of the Company with the fractional entitlements in Company shares that they may receive as a result of Merger II. Once such thirty-day period expires, those shareholders who still own fractional entitlements will be entitled to receive a cash amount corresponding to such fractional entitlements, based on their respective book value on December 31, 2012, pursuant to section 45, item 1 of Law No. 6,404/76. The referred cash amount will be deposited in relevant holders’ bank accounts or, in the absence of the applicable bank account information, payment will be made available to eligible shareholders at the Company’s headquarters.

(vi)    The Company’s Fiscal Council issued on December 4, 2013, an opinion favorable to Merger II approved herein.

5.12.                 Considering the approval of Merger II and the capital increases approved and confirmed by the Board of Directors in the meetings held on October 17, 2013 and December 19, 2013, pursuant to article 8 of the Bylaws and section 168 of Law No. 6,404/76, due to the exercise of options by the beneficiaries of the Stock Option Plan, to amend the main paragraph part of article 5 of the Company’s Bylaws, which shall henceforth read as follows:

 “First part of Section 5 - The Capital Stock is of R$57,000,946,244.65, divided into 15,664,342,206 nominative common shares, without par value.”

5.13.                 To amend article 3 of the Company’s Bylaws in order to (i) include the activity of “printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base” in item “n”; and (ii) amend the activity of trading of byproducts, in order to include the following “for example, byproducts for animal feeding”, in item “g”, which shall henceforth read as follows:

“Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)                 the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)                 the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)                 the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)                 the packaging and wrapping of any of the products belonging to it or to third parties;

e)                 the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)                   the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)                 the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, for example, byproducts for animal feeding;

h)                 the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)                   the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)                   the importation of anything necessary for its industry and trade;

k)                 the exportation of its products;

l)                   the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)               the sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, utilization of the means of transport required for distribution of its products, byproducts and accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes; and

n)                 printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.”

5.14.                 To authorize the Company’s executive officers to perform all other acts necessary for the consummation of Merger I and Merger II, including the termination of all registrations of Companhia de Bebidas and Ambev Brasil with the competent federal, state and municipal bodies, safekeeping the accounting books of Companhia de Bebidas and Ambev Brasil for the duration of the applicable legal term.

5.15.                 To appoint the new slate of the Company’s Board of Directors, it being noted that the Board of Directors will be composed by the following 11 effective members, including two independent members and one alternate named below, all of whom shall be sworn into their respective positions upon the execution of the respective instruments of investiture in the proper book, at which time they will execute the “no impediment” statement required by law, for terms of office expiring with the 2017 Annual Shareholders Meeting:

(i)          Victorio Carlos De Marchi, Brazilian, lawyer, married, bearer of the identity card No. 2.702.087 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 008.600.938-91, with business address in the city of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, No. 1.017, 4th floor;

(ii)        Carlos Alves de Brito, Brazilian, engineer, married, bearer of the identity card No. 03.574.624-7 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 595.438.507-63, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

(iii)      Marcel Herrmann Telles, Brazilian, economist, married, bearer of the identity card No. 02.347.932-2 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 235.839.087-91, with business address at Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland;

(iv)       José Heitor Attilio Gracioso, Brazilian, lawyer, married, bearer of the identity card No. 2.833.137 - SSP/SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 006.716.908-25, with business address in the city of São Paulo, State of São Paulo, at Av. Brig. Faria Lima, No. 3.900, 11th floor, Itaim Bibi;

(v)         Vicente Falconi Campos,  Brazilian, engineer, married, bearer of the identity card No. M-1.176.273 - SSP/MG, registered with the Individual Taxpayers’ Registry (CPF) under No. 002.232.216-15, with business address in the city of Nova Lima, State of Minas Gerais, at Rua Senador Milton Campos, 35, 7th floor;

(vi)       Luis Felipe Pedreira Dutra Leite, Brazilian, economist, married, bearer of the identity card No. 06522715-9 - IFP-RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 824.236.447-87, with business address at Brouwerijplein 1, 3.000 Leuven, Belgium;

(vii)     Roberto Moses Thompson Motta, Brazilian, engineer, married, bearer of the identity card No. 03.861.461-6 - IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 706.988.307-25, with business address at 600 Third Avenue, 37th floor, New York, USA;

(viii)   Álvaro Antônio Cardoso de Souza,  Portuguese, economist, married, bearer of Alien’s Registration Card (RNE) No. W 401.505-E, registered with the Individual Taxpayers’ Registry (CPF) under No. 249.630.118-91, resident and domiciled in the city of São Paulo, State of São Paulo, at Rua Salvador Cardoso, No. 122, apt. 231, Itaim Bibi;

(ix)       Paulo Alberto Lemann, Brazilian, economist, married, bearer of the identity card No. 07253869-7 – IFP/RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 957.194.237-53, with business address in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua Visconde de Pirajá No. 250, 7th floor, Ipanema;

(x)         Antonio Carlos Augusto Ribeiro Bonchristiano, Brazilian, married, graduate in politics, philosophy and economics, bearer of the identity card  No. 13.076.140-0 - SSP-SP, registered with the Individual Taxpayers’ Registry (CPF) under No. 086.323.078-43, with business address in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, 3900, 7th floor, as an independent board member; and

(xi)       Marcos de Barros Lisboa, Brazilian, divorced, economist, bearer of the identity card No. 006.653.074-2, registered with the Individual Taxpayers’ Registry (CPF) under No. 086.323.078-43, resident and domiciled in the city of São Paulo, State of São Paulo, with business address in the city of São Paulo, State of São Paulo, at Avenida Faria Lima, 3900, 7th floor, as an independent board member.

As an alternate member of the Company’s Board of Directors:

(xii)     Luiz Fernando Ziegler de Saint Edmond, Brazilian, engineer, married, bearer of the identity card No. 05.587.815-1-IFP-RJ, registered with the Individual Taxpayers’ Registry (CPF) under No. 010.537.007-09, with business address at One Busch Place, St. Louis, Missouri, USA.

5.15.1.           To note that the resumes and further information in connection with the elected candidates were duly provided to the shareholders, pursuant to section 10 of CVM Ruling No. 481/09 and in accordance with article 3, item 2 of CVM Ruling No. 367/02, having the controlling shareholder declared that the elected candidates informed that they are able to execute the “no impediment” statement required under article 2 of the same CVM Ruling No. 367/02.

5.16.                 To restate the Bylaws of the Company, which after all the amendments approved herein, shall henceforth read according to Exhibit I attached hereto.

6.      Closing:  With no further matters to be discussed, the present Minutes were drawn up in summary form and, after being read and acknowledged by all attending shareholders, were signed by the Presiding Board and all attending shareholders.

Signatures:  Victorio Carlos De Marchi, Chairman, Paulo Cezar Aragão, Secretary; Celso Clemente Giacometti, effective member of the Fiscal Council; James Terence Coulter Wright, effective member of the Fiscal Council; APSIS Consultoria Empresarial Ltda., represented by Daniel Garcia; Shareholders: INTERBREW INTERNATIONAL B.V., represented by Luciana Rainho Marsal; AMBREW S.A., represented by Luciana Rainho Marsal; FUNDAÇÃO ANTONIO E HELENA ZERRENNER INSTITUIÇÃO NACIONAL DE BENEFICÊNCIA, represented by José Heitor Attilio Gracioso and Victorio Carlos de Marchi; JOSÉ HEITOR ATTÍLIO GRACIOSO; VICTORIO CARLOS DE MARCHI; THE BANK OF NEW YORK – ADR DEPARTMENT, represented by Michael Gualberto da Silva; CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL – PREVI, represented by Márcio de Oliveira Gottardo; F. LAEISZ, represented by Christian Bruno Schües; CHRISTIAN BRUNO SCHÜES; FRANCISCO IGNÁCIO DE OLIVEIRA; SERGIO GOMES DE OLIVEIRA; GABRIEL SEVERINO DA SILVA; ABERDEEN LATIN AMERICAN EQUITY FUND, A SERIES OF ABERDEEN FUNDS, ABU DHABI RETIREMENT PENSIONS AND BENEFITS FUND, ADVANCED SERIES TRUST - AST PARAMETRIC EMERGING MARKETS EQUITY PORTFOLIO, ADVANCED SERIES TRUST - AST PRUDENTIAL GROWTH ALLOCATION PORTFOLIO, ADVANCED SERIES TRUST - AST QMA EMERGING MARKETS EQUITY PORTFOLIO, ALGER EMERGING MARKETS FUND, ARIZONA PSPRS TRUST, AT&T UNION WELFARE BENEFIT TRUST, BARING UK UMBRELLA FUND - BARING EMERGING MARKETS FUND, BELLSOUTH CORPORATION RFA VEBA TRUST, BEST INVESTMENT CORPORATION, BLACKROCK CDN MSCI EMERGING MARKETS INDEX FUND, BLACKROCK INSTITUTIONAL TRUST COMPANY, N.A., BNY MELLON FUNDS TRUST - BNY MELLON EMERGING MARKETS FUND, BRITISH AIRWAYS PENSION TRUSTEES LIMITED - MAIN A/C, BRITISH AIRWAYS PENSION TRUSTEES LTD. (MPF A/C), CAISSE DE DEPOT ET PLACEMENT DU QUEBEC, CALAMOS EVOLVING WORLD GROWTH FUND, CALAMOS GLOBAL DYNAMIC INCOME FUND, CALIFORNIA PUBLIC EMPLOYEES´ RETIREMENT SYSTEM, CANADA PENSION PLAN INVESTMENT BOARD, CATHOLIC UNITED INVESTMENT TRUST, CENTRAL STATES SOUTHEAST AND SOUTHWEST AREAS PENSION FUND, CF DV EMERGING MARKETS STOCK INDEX FUND, CHANG HWA COMMERCIAL BANK, LTD., IN ITS CAPACITY AS MASTER CUSTODIAN OF ING BRAZIL FUND, CIBC EMERGING MARKETS INDEX FUND, CITY OF NEW YORK GROUP TRUST, CN CANADIAN MASTER TRUST FUND, COLLEGE RETIREMENT EQUITIES FUND, COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES´ RETIREMENT SYSTEM, COMMONWEALTH SUPERANNUATION CORPORATION, CONVERGENT CAPITAL INSTITUTIONAL MASTER TRUST, COUNTY EMPLOYEES ANNUITY AND BENEFIT FUND OF THE COOK COUNTY, DB X -TRACKERS MSCI BRAZIL HEDGED EQUITY FUND, DOMINION RESOURCES, INC. MASTER TRUST, DREYFUS INVESTMENT FUNDS - DREYFUS/THE BOSTON COMPANY EMERGING MARKETS CORE EQUITY FUND, EATON VANCE COLLECTIVE INVESTMENT TRUST FOR EMPLOYEE BENEFIT PLANS - EMERGING MARKETS EQUITY FUND, EATON VANCE HEXAVEST EMERGING MARKETS EQUITY FUND, EATON VANCE PARAMETRIC STRUCTURED EMERGING MARKETS FUND, EATON VANCE PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND, EMERGING MARKETS EQUITY INDEX MASTER FUND, EMERGING MARKETS EQUITY INDEX PLUS FUND, EMERGING MARKETS EQUITY TRUST 4, EMERGING MARKETS EX-CONTROVERSIAL WEAPONS EQUITY INDEX FUND B, EMERGING MARKETS INDEX NON-LENDABLE FUND, EMERGING MARKETS INDEX NON-LENDABLE FUND B, EMERGING MARKETS PLUS SERIES OF BLACKROCK QUANTITATIVE PARTNERS, L.P., EMERGING MARKETS SUDAN FREE EQUITY INDEX FUND, EMERGING MKTS EQTY MGRS: PORTFOLIO 1 OFFSHORE MASTER L.P., EMPLOYEES RETIREMENT SYSTEM OF TEXAS, EMPLOYEES RETIREMENT SYSTEM OF THE STATE OF HAWAII, EVANGELICAL LUTHERAN CHURCH IN AMERICA BOARD OF PENSIONS, F&C INVESTMENT FUNDS ICVC II - EMERGING MARKETS FUND, FIDELITY SALEM STREET TRUST: FIDELITY SERIES GLOBAL EX U.S. INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN EMERGING MARKETS INDEX FUND, FIDELITY SALEM STREET TRUST: SPARTAN GLOBAL EX U.S. INDEX FUND, FIL GENESIS LIMITED, FORD MOTOR COMPANY OF CANADA, LIMITED PENSION TRUST, FRANKLIN TEMPLETON INTERNATIONAL TRUST - FRANKLIN WORLD PERSPECTIVES FUND, FUTURE FUND BOARD OF GUARDIANS, GMAM GROUP PENSION TRUST II, GMAM INVESTMENT FUNDS TRUST, GMO MEAN REVERSION FUND(ONSHORE), A SERIES OF GMO MASTER PORTFOLIOS(ONSHORE), L.P., GMO REAL RETURN ASSET ALLOCATION FUND, L.P., GMO TRUST ON BEHALF OF GMO EMERGING COUNTRIES FUND, GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST, GOLDMAN SACHS GROWTH MARKETS EQUITY SUB-TRUST N, HAND COMPOSITE EMPLOYEE BENEFIT TRUST, HSBC BRIC EQUITY FUND, IBM 401(K) PLUS PLAN, IBM DIVERSIFIED GLOBAL EQUITY FUND, ILLINOIS STATE BOARD OF INVESTMENT, ING EMERGING MARKETS INDEX PORTFOLIO, ISHARES II PUBLIC LIMITED COMPANY, ISHARES III PUBLIC LIMITED COMPANY, ISHARES MSCI ACWI EX US INDEX FUND, ISHARES MSCI ACWI INDEX FUND, ISHARES MSCI BRAZIL (FREE) INDEX FUND, ISHARES MSCI BRIC INDEX FUND, ISHARES MSCI EMERGING MARKETS INDEX FUND, ISHARES MSCI EMERGING MARKETS MINIMUM VOLATILITY INDEX FUND, ISHARES PUBLIC LIMITED COMPANY, ISHARES V PUBLIC LIMITED COMPANY, ISHARES VI PUBLIC LIMITED COMPANY, JAPAN TRUSTEE SERVICES BANK, LTD. RE: RTB NIKKO BRAZIL EQUITY ACTIVE MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB BRAZIL STOCK MOTHER FUND, JAPAN TRUSTEE SERVICES BANK, LTD. STB LM BRAZILIAN HIGH DIVIDEND EQUITY MOTHER FUND, JOHN HANCOCK FUNDS II STRATEGIC EQUITY ALLOCATION FUND, JOHN HANCOCK VARIABLE INSURANCE TRUST INTERNATIONAL EQUITY

INDEX TRUST B, LOCKHEED MARTIN CORPORATION MASTER RETIREMENT TRUST, LVIP BLACKROCK EMERGING MARKETS INDEX RPM FUND, MANAGED PENSION FUNDS LIMITED, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES A, MCKINLEY CAPITAL EMERGING MARKETS GROWTH FUND SERIES B, MELLON BANK N.A EMPLOYEE BENEFIT COLLECTIVE INVESTMENT FUND PLAN, MERCER EMERGING MARKETS EQUITY FUND, MICROSOFT GLOBAL FINANCE, MILLPENCIL (US) LP, MINISTRY OF STRATEGY AND FINANCE, NATIONAL COUNCIL FOR SOCIAL SECURITY FUND, NATIONAL PENSION SERVICE, NATIONAL PENSIONS RESERVE FUND COMMISSION, NAV CANADA PENSION PLAN, NEW YORK STATE TEACHER`S RETIREMENT SYSTEM, NZAM EM8 EQUITY PASSIVE FUND, OMERS ADMINISTRATION CORPORATION, PACE INTERNATIONAL EMERGING MARKETS EQUITY INVESTMENTS, PENSIONDANMARK INVEST F.M.B.A. - EMERGING MARKETS AKTIER, PICTET - EMERGING MARKETS HIGH DIVIDEND, PPL SERVICES CORPORATION MASTER TRUST, PRUDENTIAL RETIREMENT INSURANCE AND ANNUITY COMPANY, PRUDENTIAL WORLD FUND, INC. PRUDENTIAL INTERNATIONAL EQUITY FUND, PUBLIC EMPLOYEE RETIREMENT SYSTEM OF IDAHO, PYRAMIS GLOBAL EX U.S. INDEX FUND LP, PYRAMIS GROUP TRUST FOR EMPLOYEE BENEFIT PLANS, PYRAMIS SELECT EMERGING MARKETS EQUITY TRUST, SAN DIEGO GAS & ELEC CO NUC FAC DEC TR QUAL, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX ETF, SCHWAB FUNDAMENTAL EMERGING MARKETS LARGE COMPANY INDEX FUND, SCRI ROBECO INSTITUTIONEEL EMERGING MARKETS QUANT FONDS, SOUTHERN CA EDISON CO NUCLEAR FAC QUAL CPUC DECOM M T FOR SAN ONOFRE AND PALO VERDE NUC GEN STATION, SSGA MSCI BRAZIL INDEX NON-LENDING QP COMMON TRUST FUND, STANDARD LIFE INVESTMENT COMPANY - GLOBAL EMERGING MARKETS EQUITY FUND, STANDARD LIFE INVESTMENT COMPANY - GLOBAL EMERGING MARKETS EQUITY INCOME FUND, STANLIB FUNDS LIMITED, STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS FOR TAX EXEMPT RETIREMENT PLANS, STICHTING F&C MULTI MANAGER EMERGING EQUITY ACTIVE, STICHTING PENSIOENFONDS VAN DE ABN AMRO BANK NV, STICHTING PHILIPS PENSIOENFONDS, TD EMERALD LOW VOLATILITY EMERGING MARKET EQUITY POOLED FUND TRUST, TEACHER RETIREMENT SYSTEM OF TEXAS, TEACHERS RETIREMENT SYSTEM OF THE STATE OF ILLINOIS, TEMPLETON EMERGING MARKETS EQUITY (MASTER) FUND, LTD., THE BANK OF KOREA, THE BARING EMERGING MARKETS UMBRELLA FUND SUB FUND EMERGING OPPORTUNITIES FUND, THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING GLOBAL EMERGING MARKETS FUND, THE BARING EMERGING MARKETS UMBRELLA FUND, SUB FUND, THE BARING LATIN AMERICA FUND, THE CHICAGO PUB.SCHOOL TEACHERS P. AND RETIREM F, THE GENERAL MOTORS CANADIAN HOURLY-RATE EMPLOYEES PENSION PLAN, THE GENERAL MOTORS CANADIAN RETIREMENT PROGRAM FOR SALARIED EMPLOYEES, THE GOVERNMENT OF THE PROVINCE OF ALBERTA, THE MONETARY AUTHORITY OF SINGAPORE, THE NOMURA TRUST AND BANKING CO., LTD. RE: INT. EMERGING STOCK INDEX

MSCI EMERGING NO HEDGE MOTHER, THE PENSION RESERVES INVESTMENT MANAGEMENT BOARD, THE PFIZER MASTER TRUST, THE SEVENTH SWEDISH NATIONAL PENSION FUND - AP 7 EQUITY FUND, THE STATE TEACHERS RETIREMENT SYSTEM OF OHIO, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY FUND, TIAA-CREF FUNDS - TIAA-CREF EMERGING MARKETS EQUITY INDEX FUND, UAW RETIREE MEDICAL BENEFITS TRUST, UPS GROUP TRUST, VANGUARD EMERGING MARKETS STOCK INDEX FUND, VANGUARD FTSE ALL-WORLD EX-US INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, VANGUARD FUNDS PUBLIC LIMITED COMPANY, VANGUARD TOTAL WORLD STOCK INDEX FUND, A SERIES OF VANGUARD INTERNATIONAL EQUITY INDEX FUNDS, WELLS FARGO ADVANTAGE DIVERSIFIED STOCK PORTFOLIO, WHEELS COMMON INVESTMENT FUND, ARISAIG FUNDS PLC, ARISAIG GLOBAL EMERGING MARKETS CONSUMER FUND LLC, EMERGING MARKETS EQUITY CORPORATE CLASS, EMERGING MARKETS EQUITY POOL, ING BRIICSS FUND, INVESCO EMERGING MARKETS CLASS, SELECT INCOME ADVANTAGE MANAGED TRUST, SELECT INTERNATIONAL EQUITY MANAGED CORPORATE CLASS, SELECT INTERNATIONAL EQUITY MANAGED FUND, SIGNATURE DIVIDEND CORPORATE CLASS, SIGNATURE DIVIDEND FUND, SIGNATURE EMERGING MARKETS CORPORATE CLASS, SIGNATURE EMERGING MARKETS FUND, SIGNATURE GLOBAL DIVIDEND FUND, AMUNDI ACTIONS THÉMATIQUE MONDE, FDA 21, GRD21, AMUNDI FUNDS, BLACKWELL PARTNERS, LLC, BRITISH COAL STAFF SUPERANNUATION SCHEME, CAPITAL INCOME BUILDER, CONNECTICUT GENERAL LIFE INSURANCE COMPANY, CURIAN/ABERDEEN LATIN AMERICA FUND, FIDELITY INSTITUTIONAL FUNDS ICVC - SELECT EMERGING MARKETS EQUITIES FUND, FIDELITY INVESTMENTS MONEY MANAGEMENT INC., FRANKLIN TEMPLETON CORPORATE CLASS LTD, FRANKLIN TEMPLETON INVESTMENT FUNDS, JNL/MELLON CAPITAL EMERGING MARKETS INDEX FUND, JP MORGAN CHASE RETIREMENT PLAN, JPMORGAN BRAZIL INVESTMENT TRUST PLC, JPMORGAN FUNDS, NEW WORLD FUND INC., NEW YORK STATE COMMON RETIREMENT FUND, NORGES BANK, PUBLIC EMPLOYEES RETIREMENT SYSTEM OF OHIO, RETIREMENT INCOME PLAN OF SAUDI ARABIAN OIL COMPANY, TEMPLETON DEVELOPING MARKETS SECURITIES FUND, TEMPLETON DEVELOPING MARKETS TRUST, TEMPLETON EMERGING MARKETS FUND, TEMPLETON EMERGING MARKETS FUND (AUSTRALIA), TEMPLETON GLOBAL INVESTMENT TRUST - TEMPLETON BRIC FUND, TEMPLETON INSTITUTIONAL FUNDS- EMERGING MARKETS SERIES, TEMPLETON INTERNATIONAL EMERGING MARKETS FUND, THE BOEING COMPANY EMPLOYEE RETIREMENT PLANS MASTER TRUST, THE HARTFORD GLOBAL ALL ASSET FUND, THE MASTER TRUST BANK OF JAPAN, LTD. AS TRUSTEE FOR MTBJ400045835, THREADNEEDLE SPECIALIST INVESTMENT FUNDS ICVC GLOBAL EQUITY INCOME FUND, UNIVERSITIES SUPERANNUATION SCHEME LTD, VANGUARD INVESTMENT SERIES, PLC, VANGUARD TOTAL INTERNATIONAL STOCK INDEX FUND, A SERIES OF VANGUARD STAR FUNDS, VIRTUS EMERGING MARKETS EQUITY INCOME FUND, FUNDO DE

INVESTIMENTO EM AÇÕES VOTORANTIM DIVIDENDOS, FUNDO DE INVESTIMENTO VOTORANTIM EM AÇÕES, ITAU AÇÕES CONSUMO - FUNDO DE INVESTIMENTO, represented by Anderson Carlos Koch; SANTANDER FI VALOR ACOES, SANTANDER FI PREV SELECAO TOP ACOES, SANTANDER FUNDO DE INVESTIMENTO SUL ENERGIA ACOES, FIA SANTANDER ARGUS, SANTANDER FI IBRX ACOES, SANTANDER FI VIGO ACOES, SANTANDER FI DIVIDENDOS TOP ACOES, SANTANDER FI RENDA DIVIDENDOS ACOES, SANTANDER FI IBRX INVEST ACOES, FI LOURDES ACOES, FUNDO DE INVESTIMENTO EM AÇÕES MERLOT, SANTANDER FI EM ACOES PREV, FI PAIT BANESPA, SANTANDER FI ACOES, SANTANDER FI ATIVO II ACOES, SANTANDER FI BISA ACOES, SANTANDER FI EM AÇÕES MIRANTE IBRX, SANTANDER FI PREV MULTIMERCADO, SANTANDER FI IBOVESPA ATIVO INSTITUCIONAL ACOES, SANTANDER FI IBOVESPA PASSIVO ACOES, MAUA PREV SOCIEDADE DE PREVIDENCIA PRIVADA, MBPREV III MULTIMERCADO FUNDO DE INVESTIMENTO, SANTANDER FI STAR LONG SHORT MULTIMERCADO, represented by Alexandre Augusto Ribeiro da Cruz.

I certify that the present minutes conform to the original drawn up in the proper book.

São Paulo, January 2, 2014

Paulo Cezar Aragão

Secretary

EXHIBIT I

Restated Bylaws

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)    the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, for example, byproducts for animal feeding;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)   the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

n) printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is of R$57,000,946,244.65, divided into 15,664,342,206 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least  two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)         he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)        he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)         he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)        he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)         he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)         he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)    submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)    supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)   coordinate and oversee the activities of the Board of Executive Officers; and

e)   exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is the  Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d)  provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)  maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval   guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2 -   It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph 3   - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)     from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)     an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 2, 2013

AMBEV S.A.

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer